

March 18, 2013

<u>Via E-mail</u>
Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Trust V, Inc.
405 Park Avenue
New York, New York 10022

> **Re: American Realty Capital Trust V, Inc.**
> **Registration Statement on Form S-11**
> **Filed March 6, 2013**
> **File No. 333-187092**

Dear Mr. Schorsch:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Table I: Experience in Raising and Investing Funds, page A-3</u>

1.   We note your responses to prior comments 15 and 16 and will continue to monitor future amendments for updated disclosure.

<u>Annual Subordinated Fee, page 20</u>

2.   We note your revised disclosure in response to comment 10 in our letter dated March 1, 2013. Please update the first risk factor at the bottom of page 36 to separately highlight this potential conflict.

Part II – Information Not Required in Prospectus

Exhibits

3.   We note your response to comment 17 in our letter dated March 1, 2013. Please submit a draft tax opinion with your next amendment and file such opinion as correspondence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Peter M. Fass, Esq.
        James P. Gerkis, Esq.
        Proskauer Rose LLP